FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of: April 2004	Commission File Number: 1-12384

SUNCOR ENERGY INC.

(Name of registrant)

112 Fourth Avenue S.W.

P.O. Box 38

Calgary, Alberta

Canada, T2P 2V5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

CONTROLS AND PROCEDURES

A.                                    Disclosure Controls and Procedures

See page 6 of Exhibit 2.

B.                                    Changes in Internal Control Over Financial Reporting

See page 6 of Exhibit 2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNCOR ENERGY INC.

Date:	April 29, 2004	By:	“JANICE B. ODEGAARD”
JANICE B. ODEGAARD
Vice President, Associate General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Press Release Including 2004 Outlook

2	Interim Management’s Discussion and Analysis for the first fiscal quarter ended March 31, 2004

3	Interim Unaudited Financial Statements of Suncor Energy Inc. for the first fiscal quarter ended March 31, 2004

4	Certificate of the President and Chief Executive Officer Pursuant to Exchange Act Rule 13a-14 or Rule 15d-14, as Enacted Pursuant to Section 302 of Sarbanes-Oxley Act of 2002

5	Certificate of the Senior Vice President and Chief Financial Officer Pursuant to Exchange Act Rule 13a-14 or Rule 15d-14, as Enacted Pursuant to Section 302 of Sarbanes-Oxley Act of 2002

6	Certificate of the President and Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7	Certificate of the Senior Vice President and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002